Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-145947

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Unit	Offering Price	Fee(1)
6.30% Notes due September 15, 2017	350,000	$1,000.00	$350,000,000	$10,745

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

Prospectus Supplement
(To Prospectus dated September 10, 2007)

$350,000,000

Hasbro, Inc.

6.30% Notes due 2017

We will pay interest on the notes on March 15 and September 15 of each year, beginning March 15, 2008. The notes will mature on September 15, 2017. We may redeem the notes in whole or in part at any time at the applicable redemption prices set forth under “Description of the Notes — Optional Redemption.” If we experience a change of control repurchase event, we may be required to offer to purchase the notes from holders.

The notes will be senior unsecured obligations of our company and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The notes will be issued only in registered form in denominations of $2,000 and integral multiples of $1,000.

Investing in the notes involves risks that are described under “Risk Factors” beginning on page S-8.

	Per Note	Total

Public offering price(1)	99.671%	$348,848,500
Underwriting discount	0.650%	$2,275,000
Proceeds, before expenses, to us(1)	99.021%	$346,573,500

(1)	Plus accrued interest, if any, from September 17, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream and the Euroclear System, on or about September 17, 2007.

Joint Book-Running Managers

Banc of America Securities LLC	Citi
Co-Managers

Morgan Stanley	RBS Greenwich Capital	BNP PARIBAS

Commerzbank Corporates & Markets	Barclays Capital	BNY Capital Markets, Inc.
Scotia Capital

The date of this prospectus supplement is September 12, 2007.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the prospectus dated September 10, 2007, which is part of our Registration Statement on Form S-3.

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement and the accompanying prospectus, unless otherwise stated, references to “we,” “us” and “our” refer to Hasbro, Inc. and its subsidiaries.

Capitalized names of brands and products are service marks, trademarks or trade names of Hasbro, Inc. or other persons.

S-i

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” may relate to such matters as our anticipated financial performance or business prospects in future periods, expected technological developments, the expected timing of new product introductions or our expectations concerning the future acceptance of products by customers, the timing of entertainment releases, marketing and promotional efforts, research and development activities, liquidity, and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “looking forward,” “may,” “planned,” “potential,” “should,” “will” and “would” or any variations of words with similar meanings. We note that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed or anticipated in our forward-looking statements. The factors listed in our filings with the Securities and Exchange Commission, or the SEC, such as on Forms 8-K, 10-Q and 10-K, are illustrative and other risks and uncertainties may arise as are or may be detailed from time to time in our public announcements and in our filings with the SEC. Our forward-looking statements speak only as of the dates on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these risks, see “Risk Factors” below.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. It may not contain all of the information that is important to you in deciding whether to purchase notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference prior to deciding whether to purchase notes.

Hasbro, Inc.

We are a worldwide leader in children’s and family leisure time and entertainment products and services, including the design, manufacture and marketing of games and toys. Both internationally and in the U.S., our widely recognized core brands such as PLAYSKOOL, TONKA, SUPER SOAKER, MILTON BRADLEY, PARKER BROTHERS, TIGER, and WIZARDS OF THE COAST provide what we believe are the highest quality play experiences in the world. Our offerings encompass a broad variety of games, including traditional board, card, hand-held electronic, trading card, roleplaying, plug and play and DVD games, as well as electronic learning aids and puzzles. Toy offerings include boys’ action figures, vehicles and playsets, girls’ toys, electronic toys, plush products, preschool toys, infant products, children’s consumer electronics, electronic interactive products, creative play and toy related specialty products. In addition, we license certain of our trademarks, characters and other property rights to third parties for use in connection with consumer promotions and for the sale of noncompeting toys and games and non-toy products.

Organizationally, our principal segments are North America and International. Both of these segments engage in the development, marketing and selling of various toy and game products as listed above. Our North American segment covers the United States, Canada and Mexico while the International segment primarily includes Europe, the Asia Pacific region and Latin and South America. In addition, the Hasbro Products Group outlicenses our intellectual property to third parties on a worldwide basis and the Global Operations segment is responsible for arranging product manufacturing and sourcing for the North American and International segments. Financial information with respect to our segments is included in the notes to our financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

North America

The North American segment’s strategy is based on growing core brands through innovation and reinvention, introducing new initiatives driven by consumer and marketplace insights and leveraging opportunistic toy and game lines and licenses. In recent years, a major source of innovation has been the incorporation of greater technology into our products. The use of technology has increased our ability to develop products that appeal to older children who have been shifting from traditional toys and games to consumer electronic products, such as MP3 players, cell phones and other entertainment and lifestyle products. In addition, we seek to grow our business and maintain our brands by refreshing and reintroducing products from our vast portfolio which have been out of the market for extended periods of time. Recent successful reintroductions of products include BABY ALIVE in 2006, LITTLEST PET SHOP in 2005 and MY LITTLE PONY in 2003.

Major brands and products in the first six months of 2007 include TRANSFORMERS, MARVEL, LITTLEST PET SHOP, STAR WARS, PLAYSKOOL, NERF, MAGIC: THE GATHERING, PLAY-DOH, and MONOPOLY. In the North American segment, our products are organized into the following categories: (i) games and puzzles; (ii) boys’ toys; (iii) girls’ toys; (iv) preschool toys; (v) tween toys; and (vi) other.

Our games and puzzles category includes several well-known brands, including MILTON BRADLEY, PARKER BROTHERS, TIGER GAMES, AVALON HILL, and WIZARDS OF THE COAST. The MILTON BRADLEY, PARKER BROTHERS, TIGER GAMES and AVALON HILL brand portfolios consist of a broad assortment of games for children, tweens, families and adults. Core game brands include MONOPOLY, BATTLESHIP, GAME OF LIFE, SCRABBLE, CHUTES AND LADDERS, CANDY LAND, TROUBLE, MOUSETRAP, OPERATION, HUNGRY HUNGRY HIPPOS, CONNECT FOUR, TWISTER, YAHTZEE, JENGA, SIMON, CLUE, SORRY!, RISK, BOGGLE, and TRIVIAL PURSUIT, as well as a line of jigsaw puzzles for children and adults, including BIG BEN and CROXLEY, as well as the PUZZ-3D line. WIZARDS OF THE COAST offers a variety of successful trading card and roleplaying games, including MAGIC: THE GATHERING and DUNGEONS & DRAGONS. We seek to keep our core brands relevant through sustained marketing programs as well as by offering consumers new ways to experience them. In 2006, we introduced MONOPOLY HERE & NOW, a modernized version of MONOPOLY that reflects contemporary culture and landmarks. In 2007 we continued this reinvention of MONOPOLY through the introduction of several new related products including MONOPOLY TROPICAL TYCOON DVD game and the MONOPOLY HERE & NOW electronic banking game. Other core brand extensions for 2007 included a new version of the GAME OF LIFE, TWISTS AND TURNS, as well as the expected release of a new version of the OPERATION game, OPERATION RESCUE KIT. In addition to our core brands strategy, we seek to develop new game concepts, such as the 2006 introduction of COSMIC CATCH and the 2007 introduction of NET JET, a digital internet game system.

Our boys’ toys include a wide range of core properties such as TRANSFORMERS and G.I. JOE action figures as well as entertainment-based licensed products based on popular movie and television characters, such as MARVEL and STAR WARS toys and accessories. The boys’ toys category is increasingly competing with video games as boys become more sophisticated in their evaluation of entertainment. In the action figure area, a key part of our strategy focuses on the importance of reinforcing the storyline associated with these products through the use of media-based entertainment. During the first six months of 2007, we had significant sales of MARVEL and TRANSFORMERS products due to the major motion picture releases of SPIDER-MAN 3 in May of 2007 and TRANSFORMERS in July of 2007. In addition to marketing and developing action figures for traditional play, we also develop and market products designed for collectors, which was a key component of the success of the STAR WARS brand in 2006. In 2007, in addition to toys designed around the MARVEL and TRANSFORMERS motion picture releases, we are offering products such as the MARVEL ORIGINS product line, designed for the collector market.

In our girls’ toys category, we seek to provide a traditional and wholesome play experience. Girls’ toys include the MY LITTLE PONY, LITTLEST PET SHOP, FURREAL FRIENDS and BABY ALIVE brands. In 2007, we are seeking to continue the growth of the MY LITTLE PONY and LITTLEST PET SHOP brands though innovative new lines, such as the PONYVILLE line and the TEENIEST TINIEST PET line. The FURREAL FRIENDS line combines plush toys with electronic innovation to provide an interactive play experience.

Our preschool toys category encompasses a range of products for preschoolers in the various stages of development, from infant to kindergarteners. Our preschool products include a portfolio of core brands marketed primarily under the PLAYSKOOL trademark. The PLAYSKOOL line includes such well-known products as MR. POTATO HEAD, WEEBLES, SIT ’N SPIN and GLOWORM, along with a successful line of infant toys including STEP START WALK ’N RIDE, 2-IN-1 TUMMY TIME GYM and BUSY BALL POPPER. In addition, the PLAYSKOOL line includes the TONKA line of trucks and interactive toys and the PLAY-DOH brand. Through our AGES & STAGES system, we seek to provide consumer friendly information that assists parents in understanding the developmental milestones their children will encounter as well as the role each PLAYSKOOL product can play in helping children to achieve these developmental milestones. Our preschool toys focus on encouraging children to get active through the PLAYSKOOL KID MOTION line of indoor and outdoor toys as well as seek to promote the use of the child’s imagination through products such as the PLAY-DOH line of playsets and products such as DREAMTOWN, a system of role play environments and accessories. In 2007, we continued to increase the visibility of our PLAYSKOOL brand through an agreement with the CVS/pharmacy retail chain whereby PLAYSKOOL serves as the private label brand for CVS’ baby care products.

Our tweens toys category generally markets products under the TIGER ELECTRONICS and NERF brands and seeks to target those children who have outgrown traditional toys. The age group targeted by this category is generally 8 to 12 years old. In recent years, we have used our consumer insights and electronic innovation to develop a strong line of products focusing on this target audience. Our major tweens toy product lines in 2007 include our interactive pets such as I-DOG, I-CAT, and I-CY the penguin, and NERF. We often seek to draw on the popularity of electronic trends in our tween product offerings. In 2007, we are seeking to leverage the interest of this age group in music and musical instruments through the introduction of the POWER TOUR GUITAR product.

International

In addition to our business in the United States, Mexico and Canada, we are currently operating in more than 20 other countries, selling a representative range of the toy and game products marketed in North America, together with some items that are sold only internationally. The major geographic regions included in the International segment are Europe, the Asia Pacific region, South America and Latin America. In addition to growing core brands and leveraging opportunistic toy lines and licenses, we seek to grow our international business by continuing to expand into Eastern Europe and emerging markets in Asia and Latin and South America. Key international brands for the first six months of 2007 included TRANSFORMERS, MARVEL, LITTLEST PET SHOP, MONOPOLY, MY LITTLE PONY, PLAYSKOOL, STAR WARS, and MAGIC: THE GATHERING.

Other Segments

In our Global Operations segment, we manufacture and source production of substantially all of our toy and game products. We operate manufacturing facilities in East Longmeadow, Massachusetts and Waterford, Ireland. Sourcing of our other production is done through unrelated manufacturers in various Far East countries, principally China, using a Hong Kong based subsidiary for quality control and order coordination purposes. Through our other segment, the Hasbro Products Group, we generate revenue through the out-licensing worldwide of certain of our intellectual properties to third parties for promotional and merchandising uses in businesses which do not compete directly with our own product offerings.

Corporate Information

Hasbro, Inc. is a Rhode Island corporation organized on January 8, 1926. Our principal executive offices are located at 1027 Newport Avenue, Pawtucket, Rhode Island 02862 and our telephone number is (401) 431-8697.

The Offering

Issuer	Hasbro, Inc.

Securities Offered	$350,000,000 6.30% Notes due 2017

Maturity	The notes will mature on September 15, 2017.

Interest	Interest on the notes will accrue from September 17, 2007. Interest on the notes will be payable semi-annually in arrears at the rates set forth on the cover page of this prospectus supplement on March 15 and September 15 of each year, commencing March 15, 2008.

Interest Rate Adjustment	If the rating on the notes from Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. (“S&P”), or Fitch Ratings (“Fitch”) is a rating set forth in the immediately following table, the per annum interest rate on the notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Rating	Rating Agency
Levels	Moody’s	S&P	Fitch	Percentage

1	Ba1	BB+	BB+	0.25%
2	Ba2	BB	BB	0.50%
3	Ba3	BB-	BB-	0.75%
4	B1 or below	B or below	B or below	1.00%

If any of Moody’s, S&P or Fitch subsequently increases its rating with respect to the notes to any of the threshold ratings set forth above, the per annum interest rate on such notes will be decreased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages applicable to the lowest two ratings levels of Moody’s, S&P and Fitch in effect immediately following the increase. In determining the increase or decrease, if any, the percentage applicable to the lowest two ratings levels of Moody’s, S&P and Fitch shall be used. Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or Fitch, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on a series of notes be reduced below the interest rate set forth on the cover page of this prospectus supplement, and (2) the total increase in the per annum interest rate on a series of notes exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

If any two of Moody’s, S&P or Fitch ceases to provide a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above.

No adjustments in the interest rate of the notes shall be made solely as a result of Moody’s, S&P or Fitch ceasing to provide a rating. If all of Moody’s, S&P and Fitch cease to provide a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

The interest rates on a series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the series of notes becomes rated A3, A- or A- or higher by any two of Moody’s, S&P and Fitch, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by both such rating agencies.

Optional Redemption	We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in “Description of the Notes — Optional Redemption”), plus 30 basis points.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Repurchase at the Option of Holders Upon a Change of Control Repurchase Event	If we experience a “Change of Control Repurchase Event” (as defined in “Description of the Notes — Repurchase upon Change of Control Repurchase Event”), we will be required, unless we have exercised our right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest.

Ranking	The notes will be our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. At July 1, 2007, we had approximately $583.9 million in principal amount of indebtedness outstanding on a consolidated basis, of which $8.9 million of subsidiary indebtedness would be structurally senior to the notes.

Use of Proceeds	We will use a portion of the net proceeds from the sale of the notes to repay outstanding debt under our revolving credit facility and the remainder for general corporate and working capital purposes, which may include repayment of debt, repurchase of shares of our common stock, capital expenditures and possible acquisitions. See “Use of Proceeds.”

Further Issues	We may from time to time, without notice to or the consent of the holders of the notes of any series, create and issue additional debt securities having the same terms (except for the issue date, the public offering price and the first interest payment date) and ranking equally and ratably with the notes of the applicable series of notes offered hereby in all respects, as described under “Description of the Notes — Further Issues.”

Denomination and Form	We will issue each series of notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company, or DTC. Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, societe anonyme and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expected Ratings	We expect that upon issuance the notes will be rated “Baa2” by Moody’s Investors Service, Inc., “BBB” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Company, Inc., and “BBB” by Fitch Ratings. None of these ratings is a recommendation to buy, sell or hold the notes. Each rating is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” for a description of certain risks you should particularly consider before investing in the notes.

Trustee	The Bank of Nova Scotia Trust Company of New York.

Governing Law	New York

Summary Financial Information

The following table sets forth our summary consolidated financial information at and for the periods presented. Our fiscal year ends on the last Sunday in December. The fiscal year ended December 31, 2006 was a fifty-three week period while the other fiscal years presented below were fifty-two week periods. The six months ended July 1, 2007 was a twenty-six week period while the six months ended July 2, 2006 was a twenty-seven week period. The fiscal year-end financial information has been derived from our audited financial statements. The interim consolidated financial information has been derived from our unaudited consolidated financial statements and include, in the opinion of our management, all normal and recurring adjustments necessary for a fair presentation of the financial information. The results for the six-month periods do not necessarily indicate the results to be expected for the full year. You should read the following information in conjunction with our consolidated financial statements and related notes and the other financial and statistical information that we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

	Six Months Ended
	July 1,	July 2,	Fiscal Year Ended in December
	2007	2006	2006	2005	2004	2003	2002
	(in thousands)

Statement of Operations Data:
Net revenues	$1,316,675	$995,945	$3,151,481	$3,087,627	$2,997,510	$3,138,657	$2,816,230
Cost of sales	516,664	396,461	1,303,885	1,286,271	1,251,657	1,287,962	1,099,162

Gross profit	800,011	599,484	1,847,596	1,801,356	1,745,853	1,850,695	1,717,068
Total expenses	690,507	581,011	1,471,233	1,490,835	1,452,841	1,506,079	1,497,777

Operating profit	109,504	18,473	376,363	310,521	293,012	344,616	219,291
Total nonoperating (income) expense	37,943	(8,576)	34,889	(392)	32,924	100,552	115,203

Earnings before income taxes and cumulative effect of accounting change	71,561	27,049	341,474	310,913	260,088	244,064	104,088
Income taxes	33,870	4,860	111,419	98,838	64,111	69,049	29,030

Net earnings before cumulative effect of accounting change	37,691	22,189	230,055	212,075	195,977	175,015	75,058
Cumulative effect of accounting change, net of tax	—	—	—	—	—	(17,351)	(245,732)

Net earnings (loss)	$37,691	$22,189	$230,055	$212,075	$195,977	$157,664	$(170,674)

Balance Sheet Data (end of period):
Property, plant and equipment, net	$184,905	$164,057	$181,726	$164,045	$206,934	$199,854	$213,499
Total assets	2,908,944	2,735,365	3,096,905	3,301,143	3,240,660	3,163,376	3,142,881
Total long-term debt	494,658	494,359	494,917	528,389	626,822	688,204	1,059,115
Total shareholders’ equity	1,546,944	1,457,521	1,537,890	1,723,476	1,639,724	1,405,240	1,191,366

RISK FACTORS

You should carefully consider the following risk factors as well as the information included or incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision. The following is not intended as, and should not be construed as, an exhaustive list of relevant risk factors. There may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

Risks Related to our Business

Volatility of consumer preferences, combined with the high level of competition and low barriers to entry in the family entertainment industry, make it difficult to maintain the success of existing products or product lines or consistently introduce successful new products. In addition, an inability to develop and introduce planned new products and product lines in a timely and cost-effective manner may damage our business.

The family entertainment business is a fashion industry. Our success is critically dependent upon the consumer appeal of our products, principally games and toys. Our failure to successfully anticipate, identify and react to children’s interests and the current preferences in family entertainment could significantly lower sales of our products and harm our revenues and profitability.

A decline in the popularity of our existing products and product lines, or the failure of our new products and product lines to achieve and sustain market acceptance with retailers and consumers, could significantly lower our revenues and operating margins, which would in turn harm our profitability, business and financial condition. In our industry, it is important to identify and offer what are considered to be the “hot” toys and games on children’s “wish lists.” Our continued success will depend on our ability to develop, market and sell popular toys, games and children’s electronic products which are sought after by both children and their parents. We seek to achieve and maintain market popularity for our products through the redesign and extension of our existing family entertainment properties in ways we believe will capture evolving consumer interest and imagination and remain relevant in today’s world, and by developing, introducing and gaining customer interest for new family entertainment products. This process involves anticipating and extending successful play patterns and identifying entertainment concepts and properties that appeal to childrens’ imaginations. However, consumer preferences with respect to family entertainment are continuously changing and are difficult to anticipate. Evolving consumer tastes, coupled with an ever-changing pipeline of entertainment properties and products which compete for consumer interest and acceptance, creates an environment in which products can be extremely popular during a certain period in time but then rapidly be replaced in consumers’ minds with other properties. As a result, individual family entertainment products and properties generally, and high technology products in particular, often have short consumer life cycles.

Not only must we address rapidly changing consumer tastes and interests but we face competitors who are also constantly monitoring consumer tastes, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer purchasing. In addition to existing competitors, the barriers to entry for new participants in the family entertainment industry are low. New participants with a popular product idea or property can gain access to consumers and become a significant source of competition for our products. In some cases our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products.

The challenge of developing and offering products that are sought after by children is compounded by the trend of children “getting older younger.” By this we mean that children are losing interest in traditional toys and games at younger ages and, as a result, at younger and younger ages, our products compete with the offerings of video game suppliers, consumer electronics companies and other businesses outside of the traditional toy and game industry.

In addition to designing and developing products based on our own brands, we seek to fulfill consumer preferences and interests by producing products based on popular entertainment properties developed by other parties and licensed to us. The success of entertainment properties released theatrically for which we have a license, such as MARVEL or STAR WARS related products, can significantly affect our revenues and profitability. If we produce a line of products based on a movie or television series, the success of the movie or series has a critical impact on the level of consumer interest in the associated products we are offering. In addition, competition in our industry for access to entertainment properties can lessen our ability to secure, maintain and renew popular licenses to entertainment products on beneficial terms, if at all, and to attract and retain the talented employees necessary to design, develop and market successful products based on these properties. The loss of ownership rights granted pursuant to any of our licensing agreements could harm our business and competitive position.

There is no guarantee that:

•	any of our current products or product lines will continue to be popular;

•	any property for which we have a significant license will achieve or sustain popularity;

•	any new products or product lines we introduce will be considered interesting to consumers and achieve an adequate market acceptance;

•	any new product’s life cycle will be sufficient to permit us to profitably recover development, manufacturing, marketing, royalties (including royalty advances and guarantees) and other costs of producing and selling the product; or

•	we will be able to manufacture, source and ship new or continuing products in a timely and cost-effective basis to meet constantly changing consumer demands, a risk that is heightened by our customers’ compressed shipping schedules and the seasonality of our business.

In developing new products and product lines, we have anticipated dates for the associated product introductions. When we state that we will introduce, or anticipate introducing, a particular product or product line at a certain time in the future those expectations are based on completing the associated development and implementation work in accordance with our currently anticipated development schedule. Unforeseen delays or difficulties in the development process, or significant increases in the planned cost of development, may cause the introduction date for products to be later than anticipated or, in some situations, may cause a product introduction to be discontinued. Similarly, the success of our products is often dependent on the timelines and effectiveness of related advertising and media efforts. Television programming, movie and DVD releases, comic book releases and other media efforts are often critical in generating interest in our products. Not only our efforts, but the efforts of third parties, heavily impact the launch dates and success of these media efforts. When we say that products or brands will be supported by certain media releases, those statements are based on our current plans and expectations. Unforeseen factors may delay these media releases or even lead to their cancellation. Any delay or cancellation of planned product development work, introductions, or media support may decrease the number of products we sell and harm our business.

Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season. This seasonality is exacerbated as retailers become more efficient in their control of inventory levels through quick response inventory management techniques.

Sales of our family entertainment products at retail are extremely seasonal, with a majority of retail sales occurring during the period from September through December in anticipation of the holiday season, including Christmas. This seasonality has increased over time, as retailers become more efficient in their control of inventory levels through quick response inventory management techniques. These customers are timing their orders so that they are being filled by suppliers, such as us, closer to the time of purchase by consumers. For toys, games and other family entertainment products which we produce, a majority of retail sales for the entire year occur in the fourth quarter, close to the holiday season. As a consequence, the majority of our sales to our customers occur in the period from September through December, as our customers do not want to maintain large on-hand inventories throughout the year to meet consumer demand. While these techniques reduce a retailer’s investment in inventory, they increase pressure on suppliers like us to fill orders promptly and thereby shift a significant portion of inventory risk and carrying costs to the supplier.

The limited inventory carried by retailers may also reduce or delay retail sales, resulting in lower revenues for us. If we or our customers determine that one of our products is more popular at retail than was originally anticipated, we may not have sufficient time to produce and ship enough additional product to fully capture consumer interest in the product. Additionally, the logistics of supplying more and more product within shorter time periods increases the risk that we will fail to achieve tight and compressed shipping schedules, which also may reduce our sales and harm our financial performance. This seasonal pattern requires significant use of working capital, mainly to manufacture or acquire inventory during the portion of the year prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in our underproducing popular items and/or overproducing less popular items, would reduce our total sales and harm our results of operations. In addition, as a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events, such as a terrorist attack or economic shock, that harm the retail environment or consumer buying patterns during our key selling season, or by events, such as strikes or port delays, that interfere with the shipment of goods, particularly from the Far East, during the critical months leading up to the holiday shopping season.

The consolidation of our retail customer base means that economic difficulties or changes in the purchasing policies of our major customers could have a significant impact on us.

We depend upon a relatively small retail customer base to sell the majority of our products. For the fiscal year ended December 31, 2006, Wal-Mart Stores, Inc., Target Corporation and Toys ’R Us, Inc., accounted for approximately 24%, 13% and 11%, respectively, of our consolidated net revenues and our five largest customers, including Wal-Mart, Target and Toys ’R Us, in the aggregate accounted for approximately 53% of our consolidated net revenues. These net revenues were primarily related to the North American segment. While the consolidation of our customer base may provide certain benefits to us, such as potentially more efficient product distribution and other decreased costs of sales and distribution, this consolidation also means that if one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could harm our revenues, profitability and financial condition. Increased concentration among our customers could also negatively impact our ability to negotiate higher sales prices for our products and could result in lower gross margins than would otherwise be obtained if there were less consolidation among our customers. In addition, the bankruptcy or other lack of success of one or more of our significant retail customers could negatively impact our revenues and bad debt expense.

We may not realize the full benefit of our licenses if the licensed material has less market appeal than expected or if sales revenue from the licensed products is not sufficient to earn out the minimum guaranteed royalties.

An important part of our business involves obtaining licenses to produce products based on various entertainment properties and theatrical releases, such as those based upon MARVEL or STAR WARS characters. The license agreements we enter to obtain these rights usually require us to pay minimum royalty guarantees that may be substantial, and in some cases may be greater than what we are ultimately able to recoup from actual sales, which could result in write-offs of significant amounts which in turn would harm our results of operations. At December 31, 2006, we had $181,561,000 of prepaid royalties, $116,792,000 of which are included in prepaid expenses and other current assets and $64,769,000 of which are included in other assets. Under the terms of existing contracts as of December 31, 2006, we may be required to pay future minimum guaranteed royalties and other licensing fees totaling approximately $164,780,000. Acquiring or renewing licenses may require the payment of minimum guaranteed royalties that we consider to be too high to be profitable, which may result in losing licenses we currently hold when they become available for renewal, or missing business opportunities for new licenses. Additionally, as a licensee of entertainment based properties we have no guaranty that a particular property or brand will translate into successful toy or game products.

We anticipate that the shorter theatrical duration for movie releases will make it increasingly difficult for us to profitably sell licensed products based on entertainment properties and may lead our customers to reduce their demand for these products in order to minimize their inventory risk. Furthermore, there can be no assurance that a successful brand will continue to be successful or maintain a high level of sales in the future, as new entertainment properties and competitive products are continually being introduced to the market. In the event that we are not able to acquire or maintain successful entertainment licenses on advantageous terms, our revenues and profits may be harmed.

Our use of third-party manufacturers to produce the majority of our toy products, as well as certain other products, presents risks to our business.

We own and operate two manufacturing facilities, one in East Longmeadow, Massachusetts and the other in Waterford, Ireland. However, the majority of our toy products, in addition to certain other products, are manufactured by third-party manufacturers, most of whom are located in the People’s Republic of China. Although our external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary, if we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, labor or other factors beyond our control, our operations would be disrupted, potentially for a significant period of time, while alternative sources of supply were secured. This delay could significantly reduce our revenues and profitability, and harm our business.

Given that the majority of our manufacturing is conducted by third-party manufacturers located in the People’s Republic of China, health conditions and other factors affecting social and economic activity in China and affecting the movement of people and products into and from China to our major markets, including North America and Europe, as well as increases in the costs of labor and other costs of doing business in China, could have a significant negative impact on our operations, revenues and profits. Factors that could negatively affect our business include a potential significant revaluation of the Chinese yuan, which may result in an increase in the cost of producing products in China, increases in labor costs and difficulties in moving products manufactured in the Far East through the ports on the western coast of North America, whether due to port congestion, labor disputes or other factors. Also, the imposition of trade sanctions or other regulations by the United States or the European Union against products imported by us from, or the loss of “normal trade relations” status with, the People’s Republic of China, could significantly increase our cost of products imported into the United States or Europe and harm our business.

We require our third-party manufacturers to comply with our Global Business Ethics Principles, which are designed to prevent products manufactured by or for us from being produced under inhumane or exploitive conditions. The Global Business Ethics Principles address a number of issues, including working hours and compensation, health and safety and abuse and discrimination. In addition, we require that our products supplied by third-party manufacturers be produced in compliance with all applicable laws and regulations, including consumer and product safety laws in the markets where those products are sold. We have the right, both directly and through the use of outside monitors, to monitor compliance by our third-party manufacturers with our Global Business Ethics Principles and other manufacturing requirements. In fiscal 2006, we, directly or through our outside monitors, conducted 436 inspections of third-party manufacturing facilities. In addition, we do quality assurance testing on our products, including products manufactured for us by third parties. Notwithstanding these requirements and our monitoring and testing of compliance with them, there is always a risk that one or more of our third-party manufacturers will not comply with our requirements and that we will not immediately discover such non-compliance. Any failure of our third-party manufacturers to comply with labor, consumer, product safety or other applicable requirements in manufacturing products for us could result in damage to our reputation, harm sales of our products and potentially create liabilities for us.

Our substantial sales and manufacturing operations outside the United States subject us to risks associated with international operations.

We operate facilities and sell products in numerous countries outside the United States. For the year ended December 31, 2006, our net revenues from international customers comprised approximately 40% of our total consolidated net revenues. We expect our sales to international customers to continue to account for a significant portion of our revenues. Additionally, as we discussed above, we utilize third-party manufacturers located principally in the Far East, to produce the majority of our products, and we have a manufacturing facility in Ireland. These sales and manufacturing operations are subject to the risks associated with international operations, including:

•	currency conversion risks and currency fluctuations;

•	limitations, including taxes, on the repatriation of earnings;

•	political instability, civil unrest and economic instability;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

•	complications in complying with different laws in varying jurisdictions, which laws may dictate that certain practices which are acceptable in some jurisdictions are not acceptable in others, and changes in governmental policies;

•	natural disasters and the greater difficulty and expense in recovering therefrom;

•	difficulties in moving materials and products from one country to another, including port congestion, strikes and other transportation delays and interruptions;

•	changes in international labor costs and other costs of doing business internationally; and

•	the imposition of tariffs.

Because of the importance of our international sales and international sourcing of manufacturing to our business, our financial condition and results of operations could be significantly harmed if any of the risks described above were to occur.

Part of our strategy for remaining relevant to older children is to offer innovative children’s toy and game electronic products. The margins on many of these products are lower than more traditional toys and games and such products may have a shorter lifespan than more traditional toys and games. As a result, increasing sales of children’s toy and game electronic products may lower our overall operating margins and produce more volatility in our business.

As children have grown “older younger” and have become interested in more and more sophisticated and adult products, such as videogames and consumer electronics, at younger and younger ages, we have needed to work even harder to keep our products relevant for these consumers. One initiative we have been pursuing to capture the interest of older children is to offer innovative children’s electronic toys and games. Examples of such products in the last few years include VIDEONOW, CHATNOW, ZOOMBOX, our I-branded products such as I-DOG and I-CAT, and our FURREAL FRIENDS line of products, including BUTTERSCOTCH. These products, if successful, can be an effective way for us to connect with consumers and increase sales. However, children’s electronics, in addition to the risks associated with our other family entertainment products, also face certain additional risks.

Our costs for designing, developing and producing electronic products tend to be higher than for many of our other more traditional products, such as board games and action figures. The ability to recoup these higher costs through sufficient sales quantities and to reflect higher costs in higher prices is constrained by heavy competition in consumer electronics. As a consequence, our margins on the sales of electronic products tend to be lower than for more traditional products and we can face increased risk of not achieving sales sufficient to recover our costs. In addition, the pace of change in product offerings and consumer tastes in the electronics area is potentially even greater than for our other products. This pace of change means that the window in which a product can achieve and maintain consumer interest may be even shorter.

Market conditions, including commodity and fuel prices, public health conditions and other third-party conduct could negatively impact our revenues, margins and our other business initiatives.

Economic and public health conditions, including factors that impact the strength of the retail market and retail demand, or our ability to manufacture and deliver products, can have a significant impact on our business. The success of our family entertainment products is dependent on consumer purchasing of those products. Consumers may not purchase our products because the products do not capture consumer interest and imagination or because competitor family entertainment offerings are deemed more attractive. But consumer spending on our products can also be harmed by factors that negatively impact consumers’ budgets generally, and which are not due to our product offerings. Significant increases in the costs of other products which are required by consumers, such as gasoline and home heating fuels, may reduce household spending on entertainment products we offer. In addition, rising fuel and raw material prices, for components such as resin used in plastics, or increased transportation costs, may increase our costs for producing and transporting our products, which in turn may reduce our margins and harm our business.

In addition, general economic conditions and employment levels can impact demand for our products. Economic conditions were significantly harmed by the September 11, 2001 terrorist attacks and could be similarly affected by any future attacks. Economic conditions may also be negatively impacted by wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

Other conditions, such as the unavailability of electrical components, may impede our ability to manufacture, source and ship new and continuing products on a timely basis. Additional factors outside of our control could delay or increase the cost of implementing our business initiatives and product plans or alter our actions and reduce actual results. For example, work stoppages, slowdowns or strikes, a severe public health pandemic or the occurrence or threat of wars or other conflicts, could impact our ability to manufacture or deliver product, resulting in increased costs and/or lost sales for our products.

Our business is dependent on intellectual property rights and we may not be able to protect such rights successfully. In addition, we have a material amount of acquired product rights which, if impaired, would result in a reduction of our income.

Our intellectual property, including our license agreements and other agreements that establish our ownership rights and maintain the confidentiality of our intellectual property, are of great value. We rely on a combination of trade secret, copyright, trademark, patent and other proprietary rights laws to protect our rights to valuable intellectual property related to our brands. From time to time, third parties have challenged, and may in the future try to challenge, our ownership of our intellectual property. In addition, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. Our failure to protect our intellectual property rights could harm our business and competitive position. Much of our intellectual property has been internally developed and has no carrying value on our balance sheet. However, as of December 31, 2006, we had approximately $532,257,000 of acquired product and licensing rights included in other assets on our balance sheet. Declines in the profitability of the acquired brands or licensed products may impact our ability to recover the carrying value of the related assets and could result in an impairment charge. Reduction in our net income caused by impairment charges could harm our financial results.

As a manufacturer of consumer products and a large multinational corporation, we are subject to various government regulations, violation of which could subject us to sanctions. In addition, we could be the subject of future product liability suits or product recalls, which could harm our business.

As a manufacturer of consumer products, we are subject to significant government regulations under The Consumer Products Safety Act, The Federal Hazardous Substances Act and The Flammable Fabrics Act. In addition, certain of our products are subject to regulation by the Food and Drug Administration. While we take all the steps we believe are necessary to comply with these acts, there can be no assurance that we will be in compliance in the future. Failure to comply could result in sanctions which could have a negative impact on our business, financial condition and results of operations. We may also be subject to involuntary product recalls or may voluntarily conduct a product recall. While costs associated with product recalls have generally not been material to our business, the costs associated with future product recalls individually and in the aggregate in any given fiscal year could be significant. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our products and have a negative impact on our future sales and results of operations.

In addition to government regulation, products that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such products. There can be no assurance that a claim will not be brought against us in the future. Any successful claim could significantly harm our business, financial condition and results of operations.

As a large, multinational corporation, we are subject to a host of governmental regulations throughout the world, including antitrust, customs and tax requirements, anti-boycott regulations and the Foreign Corrupt Practices Act. Our failure to successfully comply with any such legal requirements could subject us to monetary liabilities and other sanctions that could harm our business and financial condition.

We may not realize the anticipated benefits of future acquisitions or those benefits may be delayed or reduced in their realization.

Although we have not made any major acquisitions in the last few years, acquisitions have been a significant part of our historical growth and have enabled us to further broaden and diversify our product offerings. In making acquisitions, we target companies that we believe offer attractive family entertainment products. We may also target companies in markets where we would like to increase our local presence. However, we cannot be certain that the products of companies we may acquire in the future will achieve or maintain popularity with consumers or that we will be successful in a particular geographic region. In some cases, we expect that the integration of the product lines of the companies that we acquire into our operations will create production, marketing and other operating synergies which will produce greater revenue growth and profitability and, where applicable, cost savings, operating efficiencies and other advantages. However, we cannot be certain that these synergies, efficiencies and cost savings will be realized. Even if achieved, these benefits may be delayed or reduced in their realization. In other cases, we acquire companies that we believe have strong and creative management, in which case we plan to operate them more autonomously rather than fully integrating them into our operations. We cannot be certain that the key talented individuals at these companies will continue to work for us after the acquisition or that they will continue to develop popular and profitable products or services.

From time to time, we are involved in litigation, arbitration or regulatory matters where the outcome is uncertain and which could entail significant expense.

As is the case with many large multinational corporations, we are subject from time to time to regulatory investigations, litigation and arbitration disputes. Because the outcome of litigation, arbitration and regulatory investigations is inherently difficult to predict, it is possible that the outcome of any of these matters could entail significant expense for us and harm our business. The fact that we operate in significant numbers of international markets also increases the risk that we may face legal and regulatory exposures as we attempt to comply with a large number of varying legal and regulatory requirements.

We rely on external financing, including our credit facilities and accounts receivable securitization facility, to fund our operations. If we were unable to obtain or service such financing, or if the restrictions imposed by such financing were too burdensome, our business would be harmed.

Due to the seasonal nature of our business, in order to meet our working capital needs, particularly those in the third and fourth quarters, we rely on our revolving credit facility and our other credit facilities for working capital. We currently have a five-year revolving credit agreement, which provides for a $300,000,000 committed revolving credit facility which provides us the ability to request increases in the committed facility in additional increments of $50,000,000, up to a total of $500,000,000. The credit agreement contains certain restrictive covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility. These restrictive covenants may limit our future actions, and financial, operating and strategic flexibility. In addition, our financial covenants were set at the time we entered into our credit facility. Our performance and financial condition may not meet our original expectations, causing us to fail to meet such financial covenants. Non-compliance with our debt covenants could result in us being unable to utilize borrowings under our revolving credit facility and other bank lines, a circumstance which potentially could occur when operating shortfalls would most require supplementary borrowings to enable us to continue to fund our operations.

As an additional source of working capital and liquidity, we currently have a $250,000,000 accounts receivable securitization program, which is increased to $300,000,000 from fiscal October through fiscal January. Under this program, we sell on an ongoing basis, substantially all of our U.S. dollar denominated trade accounts receivable to a bankruptcy remote special purpose entity. Under this facility, the special purpose entity is able to sell, on a revolving basis, undivided ownership interests in the eligible receivables to bank conduits. During the term of the facility, we must maintain certain performance ratios. If we fail to maintain these ratios, we could be prevented from accessing this cost-effective source of working capital and short-term financing.

We believe that our cash flow from operations, together with our cash on hand and access to existing credit facilities and our accounts receivable securitization facility, are adequate for current and planned needs in 2007. However, our actual experience may differ from these expectations. Factors that may lead to a difference include, but are not limited to, the matters discussed herein, as well as future events that might have the effect of reducing our available cash balance, such as unexpected material operating losses or increased capital or other expenditures, as well as increases in inventory or accounts receivable that are ineligible for sale under our securitization facility, or future events that may reduce or eliminate the availability of external financial resources.

We also may choose to finance our capital needs, from time to time, through the issuance of debt securities. Our ability to issue such securities on satisfactory terms, if at all, will depend on the state of our business and financial condition, any ratings issued by major credit rating agencies, market interest rates, and the overall condition of the financial and credit markets at the time of the offering. The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Variations in these factors could make it difficult for us to sell debt securities or require us to offer higher interest rates in order to sell new debt securities. The failure to receive financing on desirable terms, or at all, could damage our ability to support our future operations or capital needs or engage in other business activities.

As of December 31, 2006, we had $494,983,000 of total principal amount of indebtedness outstanding. If we are unable to generate sufficient available cash flow to service our outstanding debt we would need to refinance such debt or face default. There is no guarantee that we would be able to refinance debt on favorable terms, or at all. This total indebtedness includes $249,996,000 in aggregate principal amount of 2.75% senior convertible debentures that we issued in 2001. On December 1, 2011 and December 1, 2016, and upon the occurrence of certain fundamental corporate changes, holders of the 2.75% senior convertible debentures may require us to purchase their debentures. At that time, the purchase price may be paid in cash, shares of common stock or a combination of the two, at our discretion, provided that we will pay accrued and unpaid interest in cash. We may not have sufficient cash at that time to make the required repurchases and may be required to settle in shares of common stock.

We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.

Goodwill is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets we acquire. Current accounting standards require that goodwill no longer be amortized but instead be periodically evaluated for impairment based on the fair value of the reporting unit. At December 31, 2006, approximately $469,938,000 or 15.2%, of our total assets represented goodwill. Declines in our profitability may impact the fair value of our reporting units, which could result in a write-down of our goodwill. Reductions in our net income caused by the write-down of goodwill could harm our results of operations.

Risks Related to the Notes

The notes are effectively subordinated to the existing and future liabilities of our subsidiaries.

The notes are our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. At July 1, 2007, we had approximately $583.9 million in principal amount of indebtedness outstanding on a consolidated basis, of which $8.9 million of subsidiary indebtedness would be structurally senior to the notes.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are new issues of securities for which there currently is no established trading market. We do not intend to list the notes of either series on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market-making at any time. No assurance can be given:

•	that a market for either series of notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, unless we have exercised our right to redeem the notes, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If we experience a Change of Control Repurchase Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes — Repurchase at the Option of Holders Upon a Change of Control Repurchase Event.”

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $345.6 million (after deducting underwriting discounts and our offering expenses). We will use approximately $250 million to $275 million of the net proceeds from the sale of the notes to repay all outstanding amounts under our revolving credit facility. These amounts bear interest at approximately 6% per year and mature in less than one month (although we may reborrow such amounts for additional rolling one-month periods during the term of the facility). The proceeds of borrowings under our revolving credit facility were used in part to repurchase in May 2007 warrants for 15,750,000 shares of our common stock held by Lucasfilm Ltd. and Lucas Licensing Ltd. and for repurchases of our common stock and seasonal working capital requirements. The remaining portion of the net proceeds from the sale of the notes will be used for general corporate and working capital purposes. General corporate and working capital purposes may include repayment of debt, repurchase of shares of our common stock, capital expenditures and possible acquisitions. Pending application of the proceeds of sale of the notes, we intend to invest such proceeds in short-term investments.

CAPITALIZATION

The following table sets forth, as of July 1, 2007, our consolidated short-term debt and total long-term debt and shareholders’ equity on an actual basis and as adjusted to give effect to the sale of the notes and the application of the net proceeds as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference.

	At July 1, 2007
		As
	Actual	Adjusted
	(in thousands)

Short-term debt:
Short-term borrowings(1)	$89,051	$8,855
Current portion of long-term debt	—	—

Total short-term debt	$89,051	$8,855

Long-term debt:
6.15% Notes due 2008	$135,092	$135,092
2.75% Debentures due 2021	249,846	249,846
6.60% Notes due 2028	109,895	109,895
6.30% Notes due 2017 offered hereby	—	350,000
Fair value adjustment related to interest rate swaps	(175)	(175)

Total long-term debt	494,658	844,658

Shareholders’ equity:
Common stock	104,847	104,847
Additional paid-in capital	349,904	349,904
Retained earnings	2,012,833	2,012,833
Accumulated and other comprehensive earnings	26,254	26,254
Treasury stock, at cost	(946,894)	(946,894)

Total shareholders’ equity	1,546,944	1,546,944

Total capitalization	$2,130,653	$2,400,457

(1)	In addition to repayment of approximately $80.2 million of short-term borrowings under our revolving credit facility outstanding as of July 1, 2007, we will use approximately $170 million to $195 million of the net proceeds to repay additional short-term borrowings under our revolving credit facility related to borrowings which occurred subsequent to July 1, 2007.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “debt securities” set forth in the accompanying prospectus, to which reference is made. References to “we,” “us” and “our” in this section are only to Hasbro, Inc. and not to its subsidiaries.

The notes will be issued under an indenture dated as of March 15, 2000, between us and The Bank of Nova Scotia Trust Company of New York, as trustee. The following description of the particular terms of the notes supplements the description of the general terms and provisions of debt securities in the accompanying prospectus.

General

The notes will be our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will be recognized behind these creditors. At July 1, 2007, we had approximately $583.9 million in principal amount of indebtedness outstanding on a consolidated basis, of which $8.9 million of subsidiary indebtedness would be structurally senior to the notes. See “Risk Factors — The notes are effectively subordinated to the existing and future liabilities of our subsidiaries.”

The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue under the indenture and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same terms (except for the issue date, the public offering price and the first interest payment date) and ranking equally and ratably with the notes of the applicable series of notes offered hereby. Any additional securities having such similar terms, together with the applicable notes, will constitute a single series of securities under the indenture.

The notes will be issued only in fully registered form without coupons and in denominations of $2,000 or any whole multiple of $1,000 above that amount.

Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for these purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

The notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “— Book-Entry Delivery and Settlement,” the notes will not be issuable in certificated form.

Principal Amount; Maturity and Interest

The notes will initially be limited to $350,000,000 in aggregate principal amount and will mature on September 15, 2017. The notes will bear interest at the rate of 6.30% per annum from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for.

We will make interest payments on the notes semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2008, to the holders of record at the close of business on the preceding March 1 and September 1, respectively. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If an interest payment date or the maturity date with respect to the fixed rate falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be, to the date the payment is made.

Interest Rate Adjustment

The interest rate payable on the notes will be subject to adjustments from time to time if any of Moody’s, S&P or Fitch downgrades (or subsequently upgrades) the debt rating assigned to the notes, as set forth below.

If the rating on the notes from Moody’s, S&P or Fitch is a rating set forth in the immediately following table, the per annum interest rate on the notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Rating	Rating Agency
Level	Moody’s	S&P	Fitch	Percentage

1	Ba1	BB+	BB+	0.25%
2	Ba2	BB	BB	0.50%
3	Ba3	BB−	BB−	0.75%
4	B1 or below	B or below	B or below	1.00%

If any of Moody’s, S&P or Fitch subsequently increases its rating with respect to the notes to any of the threshold ratings set forth above, the per annum interest rate on such notes will be decreased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages applicable to the lowest two ratings levels of Moody’s, S&P and Fitch in effect immediately following the increase.

In determining the increase or decrease, if any, the percentage applicable to the lowest two ratings levels of Moody’s, S&P and Fitch shall be used.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or Fitch, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on a series of notes be reduced below the interest rate set forth on the cover page of this prospectus supplement, and (2) the total increase in the per annum interest rate on a series of notes exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

If any of two of Moody’s, S&P or Fitch ceases to provide a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the table above. No adjustments in the interest rate of the notes shall be made solely as a result of Moody’s, S&P or Fitch ceasing to provide a rating. If all of Moody’s, S&P and Fitch cease to provide a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

The interest rates on a series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the series of notes becomes rated A3, A- or A- or higher by any two of Moody’s, S&P and Fitch, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by both such rating agencies.

Optional Redemption

The notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i)  100% of the principal amount of the notes to be redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 30 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term (as measured from the date of redemption) of the series of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means any Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) each of Banc of America Securities LLC and Citigroup Global Markets Inc. (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed by us or by the trustee on our behalf; provided that notice of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the notes. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

Sinking Fund

The notes will not be entitled to any sinking fund.

Repurchase upon Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 above that amount.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

Definitions

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if any of the Rating Agencies making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1)  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries taken as a whole to any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries;

(2)  the adoption of a plan relating to our liquidation or dissolution;

(3)  the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(4)  the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly-owned subsidiaries, becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock, measured by voting power rather than number of shares; provided that a merger shall not constitute a “change of control” under this definition if (i) the sole purpose of the merger is our reincorporation in another state and (ii) our shareholders and the number of shares of our Voting Stock, measured by voting power and number of shares, owned by each of them immediately before and immediately following such merger are identical.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings.

“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Voting Stock” means, with respect to any person, capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right so to vote has been suspended by the happening of such a contingency.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, societe anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./ N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, hereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes of either series represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes of such series represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain of the United States federal income tax consequences of the purchase, ownership and disposition of the notes. This summary:

•	is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations issued under the Code, judicial decisions and administrative pronouncements, all of which are subject to different interpretation or to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described in this prospectus supplement;

•	addresses only tax consequences to investors that purchase the notes upon their original issuance for cash at their initial offering price, and hold the notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to particular investors in light of their particular circumstances (such as the application of the alternative minimum tax);

•	does not discuss all of the tax consequences that may be relevant to investors that are subject to special treatment under the United States federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, dealers in securities or currencies, holders whose functional currency for tax purposes is not the United States dollar, persons holding the notes as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, former United States citizens or long-term residents subject to taxation as expatriates under Section 877 of the Code, or traders in securities that have elected to use a mark-to-market method of accounting for their securities holdings);

•	does not discuss the effect of other United States federal tax laws (such as estate and gift tax laws) except to the limited extent specifically indicated below, and does not discuss any state, local or foreign tax laws; and

•	does not discuss the tax consequences to a person holding notes through a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes), except to the limited extent specifically indicated below.

We have not sought and will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any matters discussed in this section, and we cannot assure you that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes, or that any such position would not be sustained.

If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership or disposition of the notes.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situation and the application of any other United States federal as well as state or local or foreign tax laws and tax treaties, including gift and estate tax laws.

Certain United States Federal Income Tax Consequences To U.S. Holders

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “U.S. Holder.” For purposes of this summary, “U.S. Holder” means a beneficial owner of a note or notes that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States (or any state thereof or the District of Columbia);

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (ii) such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Under the “substantial presence” test referred to above, an individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

Treatment of Interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest is paid or acrrues in accordance with the U.S. Holder’s method of tax accounting.

In certain circumstances, if the rating on the notes changes, we may be obligated to pay you additional interest. See “Description of the Notes — Interest Rate Adjustment.” Under Treasury Regulations, if a debt instrument provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency), if the timing and amount of the payments that comprise each payment schedule are known as of the issue date and if one of such schedules is significantly more likely than not to occur, the yield and maturity of the debt security are determined by assuming that the payments will be made according to that payment schedule. We intend to take the position that it is significantly more likely than not that interest payments on the notes will be made at the rate of 6.30%. Therefore, we do not intend to treat the potential payment of additional interest as part of the yield to maturity of any notes. Our determination is not, however, binding on the IRS, which could treat the notes as contingent payment debt instruments (among other possible recharacterizations). In such a case, the timing of income and the character of gain may be materially different than as described herein.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition (collectively, a “disposition”) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will generally be taxable to that U.S. Holder as ordinary interest income at that time if not previously included in the U.S. Holder’s income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will be, in general, the cost of the note to the U.S. Holder. Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Otherwise, such gain or loss generally will be short-term capital gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations.

If a U.S. Holder disposes of a note between interest payment dates, a portion of the amount received by the U.S. Holder will reflect interest that has accrued on the note but has not been paid as of the disposition date. That portion is treated as ordinary interest income and not as sale proceeds.

Certain United States Federal Tax Consequences to Non-U.S. Holders

The following is a summary of the United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” For purposes of this summary, “Non-U.S. Holder” means a beneficial owner of a note or notes, other than a partnership (or an entity or arrangement classified as a partnership for United States federal income tax purposes), who is not a U.S. Holder.

Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including “controlled foreign corporations” and “passive foreign investment companies.” Such Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Treatment of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to United States federal income or withholding tax in respect of interest income on the notes if the interest income qualifies for the “portfolio interest exception.” Interest income will qualify for the “portfolio interest exception” if each of the following requirements is satisfied:

•	The interest is not effectively connected with the conduct of a trade or business in the United States;

•	The Non-U.S. Holder appropriately certifies its status as a non-United States person (as described below);

•	The Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote;

•	The Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us through stock ownership; and

•	The Non-U.S. Holder is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business.

The certification requirement referred to above generally will be satisfied if the Non-U.S. Holder provides us or our paying agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person (within the meaning of the Code). If the Non-U.S. Holder holds its notes through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to that agent, and that agent will then be required to provide appropriate documentation to us or our paying agent (either directly or through other intermediaries). For payments made to foreign partnerships and certain other pass-through entities, the certification requirement will generally apply to the partners or other interest holders rather than the partnership or other pass-through entity. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder. Prospective Non-U.S. Holders should consult their tax advisors regarding this certification requirement, and alternative methods for satisfying the certification requirement.

If the requirements of the “portfolio interest exception” are not satisfied with respect to a Non-U.S. Holder, payments of interest to that Non-U.S. Holder will be subject to a 30% United States withholding tax, unless another exemption or a reduced withholding rate applies. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form) claiming the benefit of the applicable tax treaty. Alternatively, an exemption applies to the 30% United States withholding tax if the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly executed IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to United States federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax with respect to any such United States trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Dispositions of Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain realized upon the disposition of a note unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the notes) exceed capital losses allocable to United States sources. If the second exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Treatment of Notes for United States Federal Estate Tax Purposes

A note held, or beneficially held, by an individual who is not a citizen or resident of the United States at the time of his or her death will not be includable in the individual’s gross estate for United States federal estate tax purposes, provided that (i) the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. In addition, under the terms of an applicable estate tax treaty, United States federal estate tax may not apply with respect to a note.

United States Information Reporting Requirements and Backup Withholding Tax

U.S. Holders

We, or if a U.S. Holder holds notes through a broker or other securities intermediary, the intermediary, may be required to file information returns with respect to payments made to the U.S. Holder of interest, and, in some cases, disposition proceeds on the notes.

In addition, U.S. Holders may be subject to backup withholding at a current rate of 28% on those payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, fail to properly report in full their dividend and interest income, or otherwise fail to comply with the applicable requirements of backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder’s United States federal income tax liability (or refund) provided the required information is timely furnished to the IRS. Prospective U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Non-U.S. Holders

United States rules concerning information reporting and backup withholding applicable to Non-U.S. Holders are as follows:

•	Interest payments received by a Non-U.S. Holder will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception, where the non-U.S. Holder satisfies the certification requirements described under “— Certain United States Federal Tax Consequences to Non-U.S. Holders — Treatment of Interest” above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the Non-U.S. Holder should be subject to the usual information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax; and

•	Sale proceeds received by a Non-U.S. Holder on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption or does not provide the certification described under “— Certain United States Federal Tax Consequences to Non-U.S. Holders — Treatment of Interest” above. In particular, information reporting and backup withholding may apply if the Non-U.S. Holder uses the United States office of a broker, and information reporting (but generally not backup withholding) may apply if a Non-U.S. Holder uses the foreign office of a broker that has certain connections to the United States.

Prospective Non-U.S. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, IS NOT TAX ADVICE AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS (AND ANY PROPOSED CHANGES IN APPLICABLE LAW).

UNDERWRITING

Banc of America Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
of Notes

Banc of America Securities LLC	$141,312,500
Citigroup Global Markets Inc.	141,312,500
Greenwich Capital Markets, Inc.	17,500,000
Morgan Stanley & Co. Incorporated	17,500,000
BNP PARIBAS Securities Corp.	7,000,000
Commerzbank Capital Markets Corp.	7,000,000
Barclays Capital Inc.	6,125,000
BNY Capital Markets, Inc.	6,125,000
Scotia Capital (USA) Inc.	6,125,000

Total	$350,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us

Per note	0.65%

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $1.0 million, excluding underwriters’ discounts and commissions. Certain of the underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

The underwriters and their affiliates have provided various investment and commercial banking services for us from time to time for which they have received customary fees and expenses, including participating as lenders under our revolving credit facilities and our receivables facility. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Each of the underwriters, severally and not jointly, has represented and agreed that it has not and will not offer, sell, or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the notes, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)  in any other circumstances which do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable you to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 (financial promotion) of the Financial Service and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which section 21(1) of the FSMA does not apply to such underwriter or us; and

(b)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from, or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Ropes & Gray LLP. Certain legal matters relating to the notes will be passed upon for the underwriters by Mayer Brown LLP.

Prospectus

Debt Securities

Hasbro, Inc. may offer debt securities from time to time, in one or more offerings. The terms of the debt securities will be described in a prospectus supplement, together with other terms and matters related to the offering. You should read carefully both this prospectus and any prospectus supplement before making your investment decision.

We may offer and sell the debt securities on an immediate, continuous or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods.

Investing in these securities involves certain risks.  See “Item 1A-Risk Factors” in our most recent Annual Report on Form 10-K incorporated by reference in this prospectus, and any other risk factors described in any Quarterly Report on Form 10-Q or in the applicable prospectus supplement, for a discussion of the factors you should carefully consider before deciding to purchase these securities.

The address of our principal executive offices is 1027 Newport Avenue, Pawtucket, Rhode Island 02862 and our telephone number at our principal executive offices is (401) 431-8697.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 10, 2007.

ABOUT THIS PROSPECTUS

Each time we offer debt securities using this prospectus, we will provide the specific terms and offering prices in a supplement to this prospectus. The prospectus supplements also may add, update or change the information in this prospectus and also will describe the specific manner in which we will offer these securities.

The applicable prospectus supplement also may contain important information about U.S. federal income tax consequences and, in certain circumstances, consequences under other countries’ tax laws to which you may become subject if you acquire the debt securities being offered by that prospectus supplement. The applicable prospectus supplement also may update or change information contained or incorporated by reference in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. Our filings are also available to the public from the website maintained by the SEC at http://www.sec.gov.

The SEC’s rules allow us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended April 1, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended July 1, 2007; and

•	our Current Reports on Form 8-K, filed on March 15, 2007, May 10, 2007, May 25, 2007 and August 2, 2007.

You may obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing or telephoning us at the following address:

Hasbro, Inc.
Attn: Investor Relations
1027 Newport Avenue
P.O. Box 1059
Pawtucket, Rhode Island 02862
(401) 431-8697

Copies of these filings are also available, without charge, on our website at http://www.hasbro.com. The contents of our website have not been, and shall not be deemed to be, incorporated by reference into this prospectus.

This prospectus constitutes a part of a registration statement on Form S-3, referred to herein, including all amendments and exhibits, as the Registration Statement, that we have filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act. This prospectus does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We refer you to the Registration Statement and related exhibits for further information regarding us and our debt securities. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above or from the SEC’s website at http://www.sec.gov. Statements contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

HASBRO, INC.

We are a worldwide leader in children’s and family leisure time entertainment products and services, including the design, manufacture and marketing of games and toys ranging from traditional to high-tech. Both internationally and in the U.S., our PLAYSKOOL, TONKA, MILTON BRADLEY, PARKER BROTHERS, TIGER, and WIZARDS OF THE COAST brands and products provide what we believe are the highest quality and most recognizable play experiences in the world.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of our debt securities offered by this prospectus for general corporate and working capital purposes. General corporate and working capital purposes may include repayment of debt, repurchase of shares of our common stock, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

	Six Months
	Ended	Years Ended in December
	July 1, 2007	2006	2005	2004	2003	2002

Ratio of Earnings to Fixed Charges(1)	4.85x	9.74x	8.33x	6.93x	4.56x	2.05x

(1)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest and one-third of rental expense (which we estimate to be the interest factor of rental expense); earnings available for fixed charges represent earnings before fixed charges and income taxes.

DESCRIPTION OF THE DEBT SECURITIES

The following description of the debt securities sets forth the material terms and provisions of the debt securities. The debt securities will be issued under an indenture, dated as of March 15, 2000, between us and The Bank of Nova Scotia Trust Company of New York, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The specific terms applicable to a particular issuance of debt securities and any variations from the terms set forth below will be set forth in the applicable prospectus supplement.

The following is a summary of the material terms and provisions of the indenture and the debt securities. You should refer to the indenture and the applicable prospectus supplement for complete information regarding the terms and provisions of the indenture and the debt securities.

General

The debt securities will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

We currently conduct significant operations through our subsidiaries and, as a result, our cash flows depend in part upon the cash flows of these subsidiaries and the availability of those cash flows to us. In addition, the payment of dividends, distributions and certain loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depend upon the earnings of the subsidiaries and are subject to various business considerations. Any right to receive the assets of any of our subsidiaries upon their liquidation, reorganization or recapitalization will be structurally subordinated to the claims of the creditors and any preferred shareholders of the respective subsidiaries. These creditors would include trade creditors and in the future may include lenders of additional debt for borrowed money. As a result of this subordination, the rights of the holders of the debt securities to participate in any distribution of assets in the situations referred to above will be similarly subordinated. Even if we are recognized as a creditor of the subsidiary, our claims would still be subordinated to the claims of any creditor having any security interests in the assets of the subsidiary (to the extent of these assets) and any indebtedness of the subsidiary senior in right of payment to that held by us.

A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. Under the indenture, the specific terms of a particular series of debt securities will include the following:

•	the title of the debt securities;

•	any limit on the amount(s) that may be issued;

•	the maturity date(s) or the method by which this date or these dates will be determined;

•	the interest rate, if any, or the method of computing the interest rate;

•	the date or dates from which interest will accrue, or how this date or these dates will be determined, and the interest payment date or dates, if any, and any related record dates;

•	any mandatory or optional sinking fund or similar provisions;

•	if other than the principal amount, the portion of the principal amount, or the method by which the portion will be determined, of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•	the terms and conditions on which we may redeem the debt securities;

•	the terms and conditions on which we may be required to redeem the debt securities;

•	the place(s) where payments, if any, will be made on the debt securities and the place(s) where debt securities may be presented for transfer;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which any debt securities to be issued in registered form will be issuable;

•	whether the debt securities are issuable as registered securities, bearer securities or both, and the terms upon which bearer securities may be exchanged for registered securities;

•	special provisions relating to the issuance of any bearer securities of any series;

•	whether the debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the currency in which payments may be payable;

•	any changes to or additional events of default or covenants;

•	the form of debt securities and coupons, if any; and

•	any other terms of the debt securities.

We will have the ability under the indentures to “reopen” a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of that series.

Unless otherwise indicated in the applicable prospectus supplement, the covenants contained in the indenture may not protect holders of the debt securities in the event of a highly leveraged or other transaction involving us or our subsidiaries that may adversely affect the holders of the debt securities.

Debt securities may be issued under the indentures as original issue discount securities. An original issue discount security is a security, including any zero-coupon security, which:

•	is issued at a price lower than the amount payable upon its stated maturity and

•	provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity shall become due and payable.

If a series of debt securities is issued as original issue discount securities, the special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities will be discussed in the applicable prospectus supplement.

Form, Exchange and Transfer

The debt securities will be issuable as registered securities, as bearer securities or both. Ownership and transfer of debt securities which are issued as bearer securities will be based upon possession or delivery of the actual certificate; that is, the owner of a debt security issued as a bearer security will presumptively be the “bearer” of the security. By contrast, the ownership or transfer of debt securities issued as registered securities will be listed in the security register described in the indenture. If the debt securities are issued in bearer form, any restrictions and considerations, including offering restrictions and U.S. federal income tax considerations applicable to these debt securities, and to payment on and transfer and exchange of, these debt securities, will be described in the applicable prospectus supplement.

The indenture provides that debt securities may be issuable in global form which will be deposited with, or on behalf of, a depositary, identified in an applicable prospectus supplement. If debt securities are issued in global form, one certificate will represent a large number of outstanding debt securities which may be held by separate persons, rather than each debt security being represented by a separate certificate.

If the purchase price, or the principal of, or any premium or interest on any debt securities is payable in, or if any debt securities are denominated in, one or more foreign currencies, the restrictions, elections, U.S. federal income tax considerations, specific terms and other information will be set forth in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, registered securities denominated in U.S. dollars will be issued only in denominations of $1,000 and whole multiples of $1,000 and bearer securities denominated in U.S. dollars will be issued only in denominations of $5,000 and whole multiples of $5,000.

Debt securities may be presented for exchange, and registered securities other than book-entry securities, may be presented for registration of transfer with the applicable form of transfer duly executed, at the office of any transfer agent or at the office of the Security Registrar, as defined in the indenture, without service charge and upon payments of any taxes and other governmental charges as described in the indenture. This registration of transfer or exchange will be effected upon the transfer agent or the Security Registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request. Bearer securities will be transferable by delivery.

A debt security in global form may not be transferred except as a whole by or between the depositary for the debt security and any of its nominees or successors. If any debt security of a series is issuable in global form, the applicable prospectus supplement will describe:

•	any circumstances under which beneficial owners of interests in that global debt security may exchange their interests for definitive debt securities of that series of like tenor and principal amount in any authorized form and denomination,

•	the manner of payment of principal, premium and interest, if any, on that global debt security and

•	the specific terms of the depositary arrangement with respect to that global debt security.

Payment and Paying Agents

Unless otherwise specified in an applicable prospectus supplement, we will pay principal, any premium and interest on registered securities at the office of the paying agents we have designated, except that we may pay interest by check mailed to, or wire transfer to the account of, the holder. Unless otherwise specified in any applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the registered security is registered at the close of business on the record date for this interest payment.

We will pay principal, any premium and interest on bearer securities in the currency and in the manner specified in the applicable prospectus supplement, subject to any applicable laws and regulations, at the paying agencies outside the United States we have designated. The paying agents outside the United States initially appointed by us for a series of debt securities will be named in the applicable prospectus supplement. In addition:

•	if debt securities of a series are issuable as registered securities, we will be required to maintain at least one paying agent in each place of payment for the series;

•	if debt securities of a series are issuable as bearer securities, we will be required to maintain a paying agent in a place of payment outside the United States where debt securities of the series and any coupons appertaining thereto may be presented and surrendered for payment; and

•	if the debt securities of a series are listed on any stock exchange located outside the United States and any such stock exchange requires us to maintain a paying agent in a city located outside the United States, we will comply with these requirements.

Covenants

Certain Definitions

For purposes of the following discussion, the following definitions are applicable.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value of the obligation of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The present value will be discounted at the rate of interest implicit in the terms of the lease involved in this Sale and Leaseback Transaction, as determined in good faith by us.

“Consolidated Net Tangible Assets” means, as determined at any time, the aggregate amount of assets included on our consolidated balance sheet, less applicable reserves, after deducting therefrom:

•	all current liabilities of us and our Subsidiaries, which includes current maturities of long-term indebtedness and

•	the total of the net book values of all assets of us and our Subsidiaries properly classified as intangible assets under U.S. generally accepted accounting principles,

in each case as of the end of the last fiscal quarter for which financial information is available at the time of this calculation.

“Funded Debt” means all indebtedness which by its terms matures more than 12 months after the time of the computation of this amount or which is extendible or renewable at the option of the obligor on this indebtedness to a time more than 12 months after the time of the computation of this amount or which is classified, in accordance with generally accepted accounting principles, on our balance sheet as long-term debt.

“Principal Property” means any real property, manufacturing plant, warehouse, office building or other physical facility or other like depreciable physical assets of us or of any Subsidiary, whether owned at or acquired after the date of the senior indenture, having a net book value at the time of the determination in excess of the greater of 5% of Consolidated Net Tangible Assets or $50 million. This definition excludes, in each case, any of the above which in the good faith opinion of our Board of Directors is not of material importance to the total business conducted by us and our Subsidiaries as a whole. As of the date of this Prospectus none of our assets constitute Principal Property as defined above.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing or use by us or any Subsidiary of any Principal Property, whether owned at the date of the indenture or thereafter acquired, excluding temporary leases of a term, including any renewal period, of not more than three years, which Principal Property has been or is to be sold or transferred by us or a Subsidiary to a person with an intention of taking back a lease of this property.

“Secured Debt” means indebtedness, other than indebtedness among us and our Subsidiaries, for money borrowed by us or a Subsidiary which is secured by:

•	a mortgage or other lien on any Principal Property, or

•	a pledge, lien or other security interest on any shares of stock or evidences of indebtedness of a Subsidiary.

If any amount of indebtedness among us and our Subsidiaries that is secured by any of these assets is transferred in any manner to any person other than us or a Subsidiary, this amount shall be deemed to be Secured Debt issued on the date of transfer.

“Subsidiary” means any corporation of which we, or we and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own a majority of the outstanding voting securities having voting power, under ordinary circumstances, to elect the directors of the corporation.

Restrictions on Secured Debt

If we or our Subsidiaries incur, assume or guarantee any Secured Debt, we must secure the debt securities equally and ratably with or, at our option, prior to the incurrence, assumption or guarantee of that Secured Debt. The foregoing restrictions are not applicable to:

•	any security interest on any property acquired by us or a Subsidiary and created within 180 days after the acquisition to secure or provide for the payment of all or any part of the purchase price of the property;

•	any security interest on any property improved or constructed by us or a Subsidiary and created within 180 days after the completion and commencement of commercial operation of the property to secure or provide for the payment of all or any part of the construction price of the property;

•	any security interest existing on property at the time of acquisition by us or a Subsidiary;

•	any security interest existing on the property or on the outstanding shares or indebtedness of a corporation at the time it becomes a Subsidiary, but not created in anticipation of the transaction in which the corporation becomes a Subsidiary;

•	any security interest on the property, shares or indebtedness of a corporation existing at the time the corporation is merged or consolidated with us or a Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the properties of a corporation or firm to us or a Subsidiary, but not created in anticipation of any such transaction;

•	any security interest in favor of governmental bodies to secure payments of any amounts owed under contract or statute; or

•	any extensions, renewals or replacements of any of the security interests referred to above.

Notwithstanding the above restriction, we and any one or more Subsidiaries may create, incur, assume or guarantee Secured Debt, including, for purposes of this paragraph, pursuant to a transaction to which the covenants described in the last item under the covenants described in “Consolidation, Merger, Sale or Conveyance” applies, without equally and ratably securing the debt securities to the extent that the sum of:

•	the amount of all Secured Debt then outstanding, other than Secured Debt referred to in the bullet points in the immediately preceding paragraph and Secured Debt deemed outstanding under the last item under the covenants described in “Consolidation, Merger, Sale or Conveyance” in connection with which we secure obligations on the debt securities then outstanding in accordance with the provisions of that item, plus

•	the amount of Attributable Debt in respect of Sale and Leaseback Transactions, other than Sale and Leaseback Transactions described in the bullet points in the immediately succeeding paragraph,

does not at the time exceed the greater of 10% of our Consolidated Net Tangible Assets or $100 million.

Restrictions on Sale and Leaseback Transactions

Sale and Leaseback Transactions by us or any Subsidiary of any Principal Property are prohibited unless at the effective time of the Sale and Leaseback Transaction:

•	we or the Subsidiary would be entitled, without equally and ratably securing the senior debt securities, to incur Secured Debt secured by a mortgage or security interest on the Principal Property to be leased pursuant to the covenant described in “Restrictions on Secured Debt” above, or

•	we or the Subsidiary would be entitled, without equally and ratably securing the senior debt securities, to incur Secured Debt in an amount at least equal to the Attributable Debt, or

•	we shall apply an amount equal to the Attributable Debt, within 180 days after the effective date of the Sale and Leaseback Transaction, to the prepayment or retirement of senior debt securities or other indebtedness for borrowed money which was recorded as Funded Debt of us and our Subsidiaries, including the prepayment or retirement of any mortgage, lien or other security interest in the Principal Property existing prior to the Sale and Leaseback Transaction. The aggregate principal amount of the senior debt securities or other indebtedness required to be so retired will be reduced by the aggregate principal amount of

•	any senior debt securities delivered within 180 days after the effective date of any the Sale and Leaseback Transaction to the trustee for retirement, and

•	other indebtedness retired by us or a Subsidiary within 180 days after the effective date of the Sale and Leaseback Transaction.

Consolidation, Merger, Sale or Conveyance

We have the ability to merge or consolidate with, or sell, convey, or lease all or substantially all of our property, to another corporation, provided that:

•	it is a corporation incorporated in the United States;

•	the corporation assumes all of our obligations under the indentures and the debt securities;

•	no event of default would occur; and

•	prior to any transaction or any acquisition by us of the properties of any other person, which would result in any Principal Property or any shares of capital stock or indebtedness of any Subsidiary owned by us or any Subsidiary becoming subject to any lien or other security interest not permitted by the covenant described under “Restrictions on Secured Debt,” we, by supplemental indenture, secure the payment of the principal and any premium and interest, on the debt securities then outstanding, equally and ratably with any other indebtedness also entitled to security immediately following the transaction.

Events of Default

The following are events of default with respect to any series of debt securities issued:

•	we fail to pay the principal or any premium when due;

•	we fail to deposit any sinking fund payment when due;

•	we fail to pay interest when due and our failure continues for 30 days;

•	we fail to observe or perform any other covenant, other than a covenant specifically relating to another series of debt securities and our failure continues for 90 days after receipt of written notice as provided in the indenture;

•	events of bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary;

•	acceleration of indebtedness of us or a Significant Subsidiary aggregating more than $50 million;

•	final and non-appealable judgments or orders to pay against us or a Significant Subsidiary, in the aggregate at any one time, of more than $50 million, rendered by a court of competent jurisdiction, continued for 90 days during which execution shall not be effectively stayed or bonded, without discharge or reduction to $50 million or less; and

•	any other events of default provided with respect to debt securities of that series.

As used above, the term “Significant Subsidiary” has the meaning ascribed to it in Regulation S-X under the Securities Act. Generally, a Significant Subsidiary is a subsidiary, together with its subsidiaries, that satisfies any of the following conditions:

•	we and our other subsidiaries’ investments in and advances to the subsidiary exceed 10% of our total consolidated assets;

•	we and our other subsidiaries’ proportionate share of the total assets of the subsidiary exceeds 10% of our total consolidated assets; or

•	we and other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of our consolidated income.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare each debt security of that series due and payable immediately by a notice in writing to us, and to the applicable trustee if given by holders. No notice is required in the event of a bankruptcy, insolvency or reorganization involving us or a Significant Subsidiary.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indenture or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request;

•	these holders have offered reasonable indemnity to the trustee to institute proceedings as trustee;

•	the trustee does not institute a proceeding within 60 days; and

•	the trustee has not received written directions inconsistent with the request from the holders of a majority of the principal amount of the outstanding debt securities of that series during that 60-day period.

We will annually file statements with the trustee regarding our compliance with the covenants in the indenture. The trustee will generally give the holders of debt securities notice within 90 days of the occurrence of an event of default known to the trustee.

Waiver, Modifications and Amendment

The holders of a majority of the principal amount of the outstanding debt securities of any particular series may waive past defaults with respect to that particular series, except for:

•	defaults on any required payments; or

•	defaults relating to any covenants of the indenture which cannot be changed without the consent of each holder of a debt security affected by the change.

The holders, voting as a single class and not by individual series, of a majority in aggregate principal amount of the outstanding senior debt securities of each series affected may waive our compliance with some of the restrictive provisions of the indenture.

We and the trustee may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the debt securities outstanding thereunder. In addition, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of a majority of the principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each affected holder:

•	changing the stated maturity of principal or of any installment of principal or interest;

•	reducing the principal amount or any premium;

•	reducing the rate of interest;

•	reducing any premium payable upon redemption;

•	reducing the principal amount of an original issue discount security due and payable upon an acceleration of maturity;

•	changing the currency of payment of, or deleting any country from places of payment on, the debt securities or changing the obligation to maintain paying agencies;

•	impairing the right to sue for any payment on a debt security;

•	reducing the percentage of debt securities referred to above, the holders of which are required to consent to any waiver or amendment; or

•	modifying any of the above requirements.

For purposes of computing the required consents referred to above, and for all other purposes under the indenture, the aggregate principal amount of any outstanding debt securities not payable in U.S. dollars is the amount of U.S. dollars that could be obtained for this principal amount based on the spot rate of exchange for the applicable foreign currency or currency unit as determined by us or by an authorized exchange rate agent.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, subject to certain conditions, we may elect either:

•	defeasance, whereby we are discharged from any and all obligations with respect to the debt securities, except as may be otherwise provided in the indenture; or

•	covenant defeasance, whereby we are released from our obligations with respect to any of the debt securities described above under “Covenants — Restrictions on Secured Debt” and “Covenants — Restrictions on Sale and Leaseback Transactions.”

We may do so by depositing with the trustee money, and/or certain government securities which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal and any premium and interest on the debt securities, and any mandatory sinking fund or analogous payments on their scheduled due dates. This type of a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel meeting the requirements set forth in the indenture. The applicable prospectus supplement may further describe the provisions, if any, permitting this type of defeasance or covenant defeasance with respect to debt securities of a particular series.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

The Bank of Nova Scotia Trust Company of New York is the trustee under the indenture. We may, from time to time, borrow from or maintain deposit accounts and conduct other banking transactions with The Bank of Nova Scotia or its affiliates in the ordinary course of business.

PLAN OF DISTRIBUTION

General

The debt securities may be sold:

•	to or through underwriting syndicates represented by managing underwriters;

•	to or through one or more underwriters without a syndicate;

•	through dealers or agents; or

•	to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of debt securities we sell will describe, to the extent required, information with respect to that offering, including:

•	the name or names of any underwriters and the respective amounts underwritten;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	any material relationships with the underwriters.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the debt securities that we will offer. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase these debt securities will be subject to conditions and the underwriters will be obligated to purchase all of these debt securities if any are purchased.

The debt securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these debt securities for whom they may act as agent. Underwriters may sell these debt securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Agents

We may also sell any of the debt securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these debt securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the applicable prospectus supplement.

Direct sales

We may sell any of the debt securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of the applicable securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No assurance of liquidity

The debt securities registered hereby may be a new issue of debt securities with no established trading market. Any underwriters that purchase debt securities from us may make a market in these debt securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the debt securities. We cannot assure you that there will be liquidity in the trading market for any debt securities of any series.

VALIDITY OF DEBT SECURITIES

The validity of the debt securities offered by this prospectus and any prospectus supplement will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements and schedule of Hasbro, Inc. and subsidiaries as of December 31, 2006 and December 25, 2005, and for each of the fiscal years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report covering the December 31, 2006 consolidated financial statements refers to a change in the accounting for pensions and other postretirement benefits other than pensions and a change in the accounting for share-based payments.

$350,000,000

Hasbro, Inc.

6.30% Notes due 2017

Prospectus Supplement
September 12, 2007

Joint Book-Running Managers

Banc of America Securities LLC
Citi

Co-Managers

Morgan Stanley	RBS Greenwich Capital	BNP PARIBAS

Commerzbank Corporates & Markets	Barclays Capital	BNY Capital Markets, Inc.
Scotia Capital